IVY BALAGTAS

500 Waverly Ave. APT 2D, Brooklyn, NY, 11238
732-320-3753

ivy.balagtas@gmail.com
www.linkedin.com/in/ivybalagtas

CAREER PROFILE

Self-motivated and detail-oriented individual experienced in administration at an executive level, business to business sales and also educated in the medical field. Ability to effectively manage and complete all aspects of complex projects. Able to multitask and assume varied responsibilities. Recognized for excellent job performance with promotions to positions of increased responsibility. Diligent and results-oriented coupled with a strong work ethic.

PROFESSIONAL EXPERIENCE

Devotion Spirits Inc.   **2013-Present**
Executive Administrator
• Perform administrative duties and day to day operations, schedule calls, and arrange travel logistics for the executive team.
• Work closely with the COO, attend and record minutes to meetings and conference calls and assist with editing and formatting presentations.
• Process employee expenses, oversee all promotions throughout the country, handle event arrangements and research cost effective POS.
• Carry out HR duties by seeking, vetting and scheduling interviews for potential candidates.
• Serve as the liaison between the executive team and all levels.
• Maintain extensive files, reports and media. Search and gather all published company related press.
• Assigned as the point person for customer relations answering all calls and website inquiries.
• Manage all Social Media platforms, website content and SEO.

Devotion Spirits Inc.   **2011-2013**
Territory Sales Manager for Central/Northern New Jersey & New York
• Responsible for generating sales, distribution and marketing in specific territories to ensure maximum brand exposure.
• Created account specific programs to achieve goals and maintain profit margin.
• Conducted distributor sales meetings to introduce programs, new products and pricing.
• Established and cultivated strategic relationships with distributor sales representatives to execute sales programming and goal initiatives.
• Initiated and led consumer focused retail programs delivering increased volume growth and brand awareness.
• Served the ongoing demands and needs of clients to ensure timely service, high client retention and continued satisfaction.
• Hired, trained, and managed 70+ promotional models and coordinated all aspects of promotional events in NY, NJ, & PA.

Colonial Physical Therapy, Middletown, NJ   **2007-2009**
Senior Physical Therapy Aide
• Instructed, educated, safeguarded and assisted patients practicing exercises and functional activities under direction of medical staff.
• Observed patients during their treatment session, compiled and evaluated data of patients responses & progress and reported back to the physical therapist.
• Trained new employees on their roles and responsibilities of the position.
• Provided clerical support by updating inventory, answering phone calls, scheduling, filing and copying.

EDUCATION

Cebu Doctors University, Cebu, Philippines   **2009-2011**
- Graduate Studies in Physical Therapy
- US Representative for the Foreign Council

Stockton University, Pomona, NJ   **2007**
- B.S. in Biology with a concentration in Physical Therapy
- Member of the National Panhellenic Council
- Member of the Alpha Gamma Delta Sorority

VOLUNTEER

Physical Therapy Volunteer
Observed patients during their sessions and provided clerical support by updating inventory, answering phone calls, scheduling, filing and copying.

- Eastern Shore Physical Therapy, Linwood, NJ   **09/2006-11/2006**
- Raritan Bay Medical Center, Physical Therapy Dept., Perth Amboy & Old Bridge, NJ   **11/2004-08/2006**
- Advanced Physical Therapy, Marlboro, NJ   **06/2004-08/2004**

SKILLS

- Proficient in Microsoft Excel, Word, Outlook, PowerPoint, Apple Pages, Numbers & Keynote, Social Media platforms, Distributor Diver and Ad Hoc.
- Versed in medical terminology, anatomy & physiology and all science related subjects.
- Experienced around the clinical setting and ability to build rapport between medical staff and patients.